901 E. Byrd Street Suite 1600 Richmond, VA 23219 804-780-3000

August 12, 2013

VIA EDGAR

John Reynolds

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	James River Coal Company Registration Statement on Form S-4 File No. 333-189403 – Acceleration Request

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, James River Coal Company (the “Registrant”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement, as amended (the “Registration Statement”), and declare the Registration Statement, as may then be amended, effective as of 12:00 p.m., Washington, D.C. time, on August 13, 2013, or as soon thereafter as practical.

The Registrant also requests the Commission to specifically confirm such effective date and time to the Registrant in writing.

The Registrant acknowledges the following:

a.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

b.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

c.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

James River Coal Company

/s/ Samuel M. Hopkins II
Samuel M. Hopkins II
Vice President and Chief Accounting Officer

cc:       David A. Stockton